Exhibit 99.1

Filed by Gran Tierra Energy, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject: Solana Resources Limited
Contacts:

Dana Coffield	Al Palombo
Gran Tierra Energy Inc.	Cameron Associates
President & Chief Executive Officer	Investor Relations
(800) 916-4873	(212) 245-8800 Ext. 209
info@grantierra.com	al@cameronassoc.com

GRAN TIERRA ENERGY ANNOUNCES THIRD QUARTER 2008 RESULTS OF OPERATIONS - ANOTHER RECORD QUARTER

REVENUES GROW TO $40.3 MILLION AND NET INCOME TO $23.0 MILLION

CALGARY, Alberta, November 6, 2008, Gran Tierra Energy Inc. (AMEX: GTE; TSX: GTE), a company focused on oil exploration and production in South America, today announced financial and operating results for the third quarter ended September 30, 2008.

Total revenue for the third quarter of 2008 was $40.3 million compared to $8.0 million for the same quarter of 2007, and $33.1 million for the second quarter of 2008. Net income for the quarter was $23.0 million, or $0.20 per share basic ($0.18 per share diluted), compared to net income of $1.1 million or $0.01 per share basic and diluted for the corresponding quarter of 2007, and net income of $8.5 million or $0.08 per share basic ($0.07 per share diluted) for the second quarter of 2008.

Revenue for the nine month period ended September 30, 2008 was $94.3 million compared to $16.3 million for same period of 2007. Net income for the period was $36.2 million, or $0.34 per share basic ($0.30 per share diluted), compared to a net loss of $10.6 million or $0.11 per share basic and diluted for the same period of 2007.

Cash and cash equivalents were $57.8 million at September 30, 2008 compared to $18.2 million at December 31, 2007, and $35.3 million at the end of the second quarter of 2008. Total working capital was $43.5 million at September 30, 2008 compared to $8.1 million at December 31, 2007. Shareholders’ equity was $136.4 million at September 30, 2008 compared to $76.8 million at December 31, 2007. The company has no long-term debt.

Average oil production for the third quarter of 2008 was 4,194 barrels per day (BOPD), net after royalty, compared to 1,491 BOPD for the same quarter of 2007, and 3,399 BOPD for the second quarter of 2008. Third quarter oil production in Colombia grew to 3,613 BOPD, net after royalty, from 2,842 BOPD for the second quarter of 2008, and third quarter oil production in Argentina grew to 581 BOPD, net after royalty, from 557 BOPD for the second quarter of 2008. Current production is averaging approximately 5,700 BOPD, net after royalty, as a result of continued production growth in both Colombia and Argentina.

Average oil production for the nine month period ended September 30, 2008 was 3,482 BOPD, net after royalty, compared to 1,187 BOPD, net after royalty, for the comparable period of 2007.

Average realized oil sales prices, net after royalty, were $103.88 per barrel for the third quarter of 2008 and $98.40 per barrel for the nine months ended September 30, 2008.

The company attained several operational milestones in the third quarter of 2008 that it believes should lead to continued growth for the balance of 2008 and beyond. In Colombia, development activities at the Costayaco Field continued. The company drilled and tested Costayaco-4 and -5 and initiated drilling Costayaco-6. Truck loading and unloading facilities for crude transportation were constructed, and pipeline construction for a line to connect the Costayaco Field to the existing pipeline system was initiated. This line has since been completed and is operational. Upon removal of downstream constraints, this line will have 50,000 BOPD capacity. Planning continues for a new 100 km pipeline expansion downstream to handle a minimum of 35,000 BOPD from Costayaco in early 2010. A mid-year independent reserve engineering report for the Costayaco field was completed. It reported that effective July 1, 2008, the Costayaco field had gross proved reserves of 20.5 million barrels of oil, gross proved plus probable reserves of 34.9 million barrels of oil and gross proved plus probable plus possible reserves of 61.4 million barrels of oil.

In addition, the company drilled an exploration well in the Rio Magdalena Block, Popa-2, which resulted in a gas-condensate discovery. Testing resulted in 8.5 million cubic feet of gas and 236 barrels of oil and condensate per day. Planning continues for a long-term test program in 2009.

In Argentina, the company completed drilling the Proa.x-1 exploration well in the Surubi Block. This resulted in an oil discovery that tested 2,324 BOPD. The well is currently producing approximately 500 BOPD on long-term test. In Peru, results of a new 20,000 linear kilometer aeromagnetic and gravity data program over Blocks 122 and 128 are being evaluated. A 500 km 2-D seismic acquisition program has been designed and an environmental impact assessment has been initiated in preparation for data acquisition in late 2009.

A business combination between Gran Tierra Energy and Solana Resources Limited announced during the quarter is scheduled to close November 14, 2008, subject to shareholder approval. This combination will provide Gran Tierra Energy with a 100% working interest in the Costayaco field, one of the largest oil field discoveries in Colombia in recent years.

Commenting on the results of the quarter, Dana Coffield, President and Chief Executive Officer of Gran Tierra, stated, “The outstanding third quarter 2008 results represent the fifth consecutive quarterly increase in revenues and profitability. This continuous quarter over quarter growth is the direct result of our focus on developing the full breadth of our exploration and development portfolio as efficiently as possible, with the success of the Costayaco field remaining the focus of our capital program. The balance of 2008 and preliminary 2009 work program and budget is fully funded from existing cash and cash flow from operations at current oil prices. With the pending business combination with Solana Resources, Gran Tierra Energy will be financially and operationally positioned to continue its growth as a premier international oil and gas company.”

Conference Call Information:

The company reports that due to the Special Meeting of Shareholders taking place on Friday November 14, 2008, it will consolidate its customary discussion and commentary regarding its financial results into a conference call that will also review the results of the Special Meeting.

Gran Tierra Energy Inc. will therefore hold a conference call to review its third quarter results and results from the Special Meeting of Shareholders on Tuesday, November 18, 2008 at 10:00 a.m. Eastern. The call will be hosted by Dana Coffield, President and Chief Executive Officer. Interested parties may access the conference call by dialing (888) 680-0865 (domestic) or (617) 213-4853 (international), pass code # 26298891.

Participants may pre-register for the call at:
https://www.theconferencingservice.com/prereg/key.process?key=PWJJU8BAE.

Pre-registrants will be issued a pin number to use when dialing into the live call which will provide quick access to the conference by bypassing the operator upon connection.

The call will also be available via web cast at www.grantierra.com, http://www.streetevents.com, http://www.fulldisclosure.com and will be available on the Gran Tierra Energy website until the next earnings conference call.

If you are unable to participate, an audio replay of the call will be available beginning two hours after the call and will be available until 11:59 p.m. on November 24, 2008, by dialing (888) 286-8010 (domestic) or (617) 801-6888 (international) using confirmation pass code 77687249. An audio replay of the call will also be available on Gran Tierra Energy’s web site, www.grantierra.com, until the next earnings call.

About Gran Tierra Energy Inc.:

Gran Tierra Energy Inc. is an international oil and gas exploration and production company, headquartered in Calgary, Canada, incorporated in the United States, trading on the Toronto Stock Exchange (GTE) and the American Stock Exchange (GTE), and operating in South America. The company holds interests in producing and prospective properties in Argentina, Colombia and Peru. The company has a strategy that focuses on establishing a portfolio of producing properties, plus production enhancement and exploration opportunities to provide a base for future growth. Additional information concerning Gran Tierra Energy is available at www.grantierra.com. Investor inquiries may be directed to info@grantierra.com or 1-800-916-4873.

Cautionary Statement:

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The estimate of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Forward Looking Statements:

Estimates of total net proved oil reserves for the Costayaco field at June 30, 2008 have been prepared in accordance with the definitions for proved reserves set out in Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission. Reserves were estimated for proved, proved plus probable and proved plus probable plus possible cases under the reserve definitions of National Instrument 51-101 (NI 51-101) of Canada and for the proved case under the definitions of the Securities Exchange Commission (SEC) of the United States.  The evaluation was conducted in accordance with standard industry practice and reserves definitions, procedures and guidance contained in the Canadian Oil and Gas Evaluation Handbook (COGE Handbook).

The statements in this news release regarding Gran Tierra Energy’s belief that the company’s attainment of several operational milestones in the third quarter of 2008 should lead to continued growth for the balance of 2008 and beyond, the statement regarding the anticipated capacity of the 100 km pipeline expansion and the closing of the business combination with Solana are forward looking statements or financial outlook (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. These statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. There are a number of important factors that could cause the results or outcomes discussed herein to differ materially from that indicated by the forward-looking statements, including, among others: Gran Tierra Energy’s operations are located in South America, and unexpected problems can arise due to guerilla activity, technical difficulties and operational difficulties which impact the production, transport or sale of its products; geographic, political and weather conditions; and the risk that the closing conditions to the business combination with Solana are not met or waived. Further information on potential factors that could affect Gran Tierra Energy are included in risks detailed from time to time in Gran Tierra Energy's Securities and Exchange Commission filings, including, without limitation, under the caption “Risk Factors” in Gran Tierra Energy's Quarterly Report on Form 10-Q filed August 11, 2008. These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Gran Tierra Energy does not undertake an obligation to update forward-looking or other statements in this release.

Basis of Presentation of Financial Results:

Gran Tierra Energy’s financial results are reported in United States dollars and prepared in accordance with generally accepted accounting principles in the United States.

Financial Tables to Follow

Gran Tierra Energy Inc.
Condensed Consolidated Statements of Operations and Accumulated Deficit (Unaudited)
(Thousands of US Dollars, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
REVENUE AND OTHER INCOME
Oil and natural gas sales	$40,082	$7,993	$93,873	$15,928
Interest	257	45	429	377
	40,339	8,038	94,302	16,305
EXPENSES
Operating	4,513	2,613	10,766	6,719
Depletion, depreciation and accretion	6,757	1,849	15,221	6,550
General and administrative	4,036	2,965	12,810	7,584
Liquidated damages	-	-	-	7,367
Derivative financial instruments	(4,475)	117	2,987	793
Foreign exchange gain	(1,351)	(85)	(1,734)	(91)
	9,480	7,459	40,050	28,922

INCOME (LOSS) BEFORE INCOME TAXES	30,859	579	54,252	(12,617)

INCOME TAX EXPENSES (RECOVERIES)	7,872	(512)	18,063	(1,986)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	22,987	1,091	36,189	(10,631)

ACCUMULATED DEFICIT, BEGINNING OF PERIOD	(3,309)	(19,766)	(16,511)	(8,044)

RETAINED EARNINGS (ACCUMULATED DEFICIT), END OF PERIOD	$19,678	$(18,675)	$19,678	$(18,675)

NET INCOME (LOSS) PER COMMON SHARE - BASIC	$0.20	$0.01	$0.34	$(0.11)
NET INCOME (LOSS) PER COMMON SHARE - DILUTED	$0.18	$0.01	$0.30	$(0.11)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC	114,324,583	94,683,878	105,509,871	95,112,226
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED	128,303,724	107,597,185	119,733,940	95,112,226

Gran Tierra Energy Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(Thousands of U.S. dollars)

	September 30,	December 31,
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$57,760	$18,189
Accounts receivable	37,279	10,695
Inventory	570	787
Taxes receivable	2,543	1,177
Prepaids	490	442
Deferred tax asset	934	220
Total Current Assets	99,576	31,510
Oil and Gas Properties (using the full cost method of accounting)
Proved	65,707	44,292
Unproved	13,964	18,910
Total Oil and Gas Properties	79,671	63,202
Other Assets	1,684	716
Total Property, Plant and Equipment	81,355	63,918
Long Term Assets
Deferred tax asset	6,387	1,839
Taxes receivable	541	525
Goodwill	15,005	15,005
Total Long Term Assets	21,933	17,369
Total Assets	$202,864	$112,797

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$17,576	$11,327
Accrued liabilities	12,172	6,139
Derivative financial instruments	2,018	1,594
Current taxes payable	23,355	3,284
Deferred tax liability	967	1,108
Total Current Liabilities	56,088	23,452
Long term liabilities	118	132
Deferred tax liability	7,128	9,235
Deferred remittance tax	1,113	1,332
Derivative financial instruments	873	1,055
Asset retirement obligation	1,136	799
Total Long Term Liabilities	10,368	12,553
Shareholders’ Equity
Common shares	225	95
(104,611,399 and 80,389,676 common shares and 10,984,126 and 14,787,303 exchangeable shares, par value $0.001 per share, issued and outstanding as at September 30, 2008 and December 31, 2007, respectively)

Additional paid-in capital	108,510	72,458
Warrants	7,995	20,750
Retained earnings (accumulated deficit)	19,678	(16,511)
Total Shareholders’ Equity	136,408	76,792
Total Liabilities and Shareholders’ Equity	$202,864	$112,797